345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

July 22, 2022

Eli Spiro

Chairman and Chief Executive Officer

CleanTech Acquisition Corp.

207 West 25th Street, 9th Floor

New York, NY 10001

Re:	CleanTech Acquisition Corp.

Amendment No. 5 to Registration Statement on Form S-4 Filed July 5, 2022

File No. 333-262431

Dear Mr. Faller:

On behalf of our client, CleanTech Acquisition Corp., a Delaware corporation (the “Company”), we submit to the staff of the Division of Corporation Finance of the Commission (the “Staff”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated July 15, 2022 (the “Comment Letter”) regarding the Company’s Amendment No. 5 to the Registration Statement on Form S-4 (the “Last Amendment”).

The Company has filed via EDGAR Amendment No. 7 to the Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received from the Staff and certain updated information. Please note that our responses below, insofar as relevant information relates to Nauticus Robotics, Inc., a Texas corporation (“Nauticus”) or matters arising from Nauticus’ participation in the preparation of the Amendment, are based on our discussions with and information received from Nauticus or its counsel, Winston & Strawn LLP, who have similarly participated in the preparation and review of this response letter.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 5 to Registration Statement on Form S-4 filed July 5, 2022

Risk Factors

The terms of certain of our current and likely future contracts are highly sensitive and we are limited in our ability to disclose. . ., page 76

1.	We note your response to prior comment 4 and revised disclosure on page 76 stating that “[a]ny future material contracts that are of national security concern will be disclosed in redacted form.” To the extent you intend to rely on Item 601(b)(10)(iv) of Regulation S-K to redact specific provisions or terms of any such material contract, please clarify that you will only redact information that is both not material and is the type that you treat as private or confidential.

Response: The Company has revised its disclosure on page 76 in response to the Staff’s comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Nauticus, page 182

2.	We note your response to prior comment 3 and disclosure on page 77 that Nauticus has faced supply chain disruptions “stemming from limited availability of certain raw materials.” Please disclose the specific raw materials that have been or may be impacted. Clarify if Nauticus anticipates incurring or has incurred additional costs as a result of supply chain disruptions. With respect to Nauticus’ experience of supply chain disruptions, revise your Management’s Discussion and Analysis to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response: The Company has revised its disclosure on pages 77 and 185 in response to the Staff’s comments.

3.	Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the inflation. Trends or uncertainties may include the impact of inflation on cost of sales, gross profit, inventory and taxes.

Response: The Company has revised its disclosure on page 185 in response to the Staff’s comments.

General

4.	We note your response to prior comment 13. Please update your disclosure to reflect the outcome of your shareholder vote on the Charter Amendment Proposal and the Trust Amendment Proposal, including the “Background of the Business Combination” where you should explain the reason the amendments were sought, the conflicts of interest pertaining to your Co-Sponsors, directors and officer, and the impact on the transaction. If the proposals were approved, clarify the amount by which each one-month extension will impact the per share redemption and liquidation amount. Additionally, disclose the overall impact to the amount of funds in the Trust Account (and the amount available for liquidation and/or redemption) if the proposals were approved and the combination period is extended; and disclose the impact of a one-month extension and the cumulative impact for each subsequent one-month extension. Finally, please make appropriate updates about the terms of the amended and restated certificate of incorporation and trust agreement and the related party extension loans where disclosed in your registration statement, including, for example, the sections entitled “CLAQ’s Business” and “Related Party Extension Loans.”

Response: The Company’s stockholders approved the Charter Amendment Proposal and the Trust Amendment Proposal at the Company’s Special Meeting of Stockholders on July 18, 2022. The Company filed two Form 8-Ks on July 19, 2022 announcing the voting and redemption results. On July 19, 2022, the Company filed the Charter Amendment with the State of Delaware, and amended the Investment Management Trust Agreement with Continental Stock Transfer & Trust Company. The Company has updated the disclosure throughout the Amendment, including in sections such as “Background of the Business Combination” and “Related Party Extension Loans” to reflect these changes.

5.	Refer to your Form 425 filed July 6, 2022 containing an interview transcript with management of CleanTech and Nauticus. With a view toward revised disclosure, please tell us:

●	How the following assertion is consistent with the disclosure in your registration statement: “We came in with a valuation that we felt collectively was well below where it should have been priced. That gives a chance for investors to all make money here.”

Response: The Company believes that this statement is consistent with the disclosure in the Amendment. The Company disclosed on pages 122-130 under the section entitled “Certain Nauticus’ Projected Financial Information” that it compared Nauticus’ forecasts to the market capitalization, enterprise value and implied valuation multiples of its selected publicly traded company peer set, and calculated “the implied enterprise value of Nauticus to be in the range of $0.9 billion and $3.1 billion, a significant upside to the $377 million of pro forma enterprise value called for in the transaction with Nauticus.”

●	The basis for stating your shareholders are “all long-term in mindset and are restricted at the outset.” In this regard, we note that the registration rights agreements entered into by Nauticus, CleanTech and certain securityholders entitles those securityholders to demand that the combined company register the resale of the subject securities.

Response: The Company believes that this statement is consistent with the disclosure in the Amendment. For instance, (as disclosed on pages 32 and 109 of the Amendment), in connection with the closing of the Business Combination, (i) CLAQ’s Co-Sponsors agreed to enter into a lock-up agreement (the “Sponsor Lock-up Agreement”) pursuant to which the Co-Sponsors will not offer, sell, pledge or otherwise dispose of their securities commencing on the Closing Date and the earlier of (x) the one year anniversary of the Closing Date; or (y) the date on which the volume weighted average price of the shares equals or exceeds $13.00 per share for twenty (20) of any thirty (30) consecutive trading days commencing after the Closing on Nasdaq; and (ii) certain stockholders of Nauticus agreed to enter into similar lock-up agreement (the “Company Lock-up Agreement”) except that, the lock-up period will end on the earlier of (x) the date that is 180 calendar days after the consummation of the Business Combination, or (y) the date on which the volume weighted average price of shares of common stock equals or exceeds $13.00 per share for twenty (20) of any thirty (30) consecutive trading days commencing after the Closing on Nasdaq. A copy of the Company Lock-up Agreement and the Sponsor Lock-up Agreement are included as Exhibits H-1 and H-2, respectively to the Merger Agreement, a copy of which has been filed as Exhibit 2.1 to the Amendment.

6.	With respect to your Form 425 filed July 6, 2022, note that any written communication made in connection with the business combination in reliance on Rule 165 requires the placement of a prominent legend that urges investors to read the relevant documents filed or to be filed with the Commission because they contain important information. The legend also must explain to investors that they can get the documents for free at the Commission’s web site and describe which documents are available free from the offeror.

Response: The Company has re-filed the transcript on July 18, 2022 in response to the Staff’s comment. The legend was inadvertently omitted when the transcript was filed, but the Company has endeavored to include the legend on all of its solicitation materials.

Please do not hesitate to contact Jane Tam at (202) 524-8470 or Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Eli Spiro

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